FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report of January 16, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 16, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

[Cover]

[Document Filed]	Extraordinary Report

[Filed with]	Director, Kanto Local Finance Bureau

[Filing Date]	January 16, 2019

[Company Name]	Takeda Pharmaceutical Company Limited

[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber

[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka (Address of the registered head office)

[Telephone Number]	Not applicable

[Name of Contact Person]	Not applicable

[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo (Global Headquarters)

[Telephone Number]	+81-3-3278-2111 (Main telephone number)

[Name of Contact Person]	Group Finance & Controlling, Global Finance Head of Global Consolidation and Accounting Norimasa Takeda

[Please for public inspection]

Takeda Pharmaceutical Company Limited (Global Headquarters)

(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Stock Exchange

(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Submitting the Extraordinary Report

Takeda Pharmaceutical Company Limited (the “Company”) has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution that resulted in change in specified subsidiaries.

2.	Details of the Extraordinary Report

(1) Outline of specified subsidiaries

Takeda Europe Holdings B.V.

(a) Company name	Takeda Europe Holdings B.V.

(b) Headquarters	Jupiterstraat 250, 2132 HK Hoofddorp, Netherlands

(c) Name of representatives	Manoj Bhojwani, Remco van Rhoon

(d) Capital	EUR 280 million

(e) Description of business	Shareholding of Takeda group entities in Europe

Takeda A/S

(a) Company name	Takeda A/S

(b) Headquarters	Dybendal Alle 10, 2630 Taastrup, Denmark

(c) Name of representatives	Patrick Forsell

(d) Capital	EUR 134 thousand

(e) Description of business	Shareholding of Takeda group entities in Europe

(2) Number of votes held prior to and after liquidation

Takeda Europe Holdings B.V.

(a) Number of votes

Before liquidation	2,801,795 votes (of which 0 votes owned indirectly)

After liquidation	0 votes

(b) Voting rights ownership ratio

Before liquidation	100.0% (of which 0 shares owned indirectly)

After liquidation	0.0%

Takeda A/S

(a) Number of votes

Before liquidation	13,362,814 votes (of which 3,195,652 votes owned indirectly)

After liquidation	0 votes

(b) Voting rights ownership ratio

Before liquidation	100.0% (of which 23.9 % owned indirectly)

After liquidation	0.0%

(3) Reason for change and date of liquidation

(a) Reason for change

The Company has decided to liquidate Takeda Europe Holdings B.V. and Takeda A/S which are specified subsidiaries.

(b) Date of liquidation

The administrative processes of liquidation will commence in due course in compliance with local regulations, however, the date of completion cannot be determined yet.